Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:    Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

September 1, 2004

Sierra Wireless Announces Management Changes

Jason W. Cohenour Appointed Chief Operating Officer

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) today announced management changes, including the appointment of Jason W. Cohenour to Chief Operating Officer.

“I am pleased to announce the promotion of Jason Cohenour to Chief Operating Officer of Sierra Wireless.  This appointment is a natural step in the growth of our business and I look forward to having more time to focus on strategy, business development and stakeholders,” said David Sutcliffe, Chairman and Chief Executive Officer for Sierra Wireless. “Jason is an accomplished senior executive who has established our worldwide distribution channels, developed key business partnerships and led the integration of AirPrime into Sierra Wireless.  He has delivered strong growth and bottom-line results.”  Reporting to Mr. Cohenour in his new capacity are the heads of sales, marketing and operations.

Mr. Cohenour joined Sierra Wireless as VP Sales in 1996 and was promoted to Senior Vice President, Worldwide Sales in 2000.  He also serves as an independent director on the board of Epic Data Inc. (TSX: EKD).  Prior to joining Sierra Wireless, Jason was a Regional Vice President with RAM Mobile Data and held sales roles at Motorola’s Wireless Data Division.  Jason holds a Bachelor of Science degree in Business Management/Marketing from the University of Rhode Island and has completed the AeA/Stanford Executive Institute program.

The company also reports the pending resignation of Senior Vice President, Marketing, Andrew S. G. Harries, who has advised the company that he will be leaving to pursue a new business opportunity.  “We are disappointed to see Andrew leave the Sierra Wireless team after his extensive service to the company and at the same time we have great confidence that he will excel in his next endeavor,” said David Sutcliffe.

“I am pleased to announce the promotion of Bill Dodson to Senior Vice President, Operations, with responsibility for our full supply chain, manufacturing partner relationships and customer service,” said David Sutcliffe.  “In the past two years, Bill has transformed our supply chain and manufacturing capabilities, delivering increased capacity while reducing product costs and inventories.  He is now taking on additional responsibility for our best-in-class customer service organization.”

Mr. Dodson joined Sierra Wireless in 2002 as VP Manufacturing and Supply.  Prior to joining Sierra Wireless, Bill was Vice President for Global Operations for Gateway Computers and Director of Operations for Toshiba America Information Systems.  Bill has an MBA in Finance from California State University and a Bachelor of Science in Business Administration from the University of Southern California.

 “I am pleased to announce the promotion of Jim Kirkpatrick to Chief Technical Officer,” said David Sutcliffe.  “Jim joined the Sierra Wireless executive team last year through the acquisition of AirPrime and has demonstrated strong technical leadership during a period of significant change.  As CTO, Jim will continue to provide senior technical leadership and will also be responsible for our intellectual property portfolio, technology roadmap and relationships with key technology partners.”

Mr. Kirkpatrick joined Sierra Wireless in 2003 as Senior Vice President, Engineering.  Prior to joining AirPrime, Jim spent seven years at DENSO International America, Inc. as Vice President of Wireless Technologies and Senior Director of the DENSO Hardware Development Group. He also spent eight years working as Senior RF Staff Engineer at Hughes Aircraft Co., where he spearheaded advanced R&D of spaceborne frequency synthesizers and receivers for DoD applications. Jim holds a BSEE from California State University in Fresno, as well as an MSEE and an EEE from the University of Southern California.

Following these changes, the direct reports to David Sutcliffe, Chairman and Chief Executive Officer, will be David McLennan, Chief Financial Officer, Jason Cohenour, Chief Operating Officer and Jim Kirkpatrick, Chief Technical Officer.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless, please visit www.sierrawireless.com.  For more information on Voq professional phones, please visit www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT